CONFIRMING STATEMENT

This Statement confirms that the undersigned, Michael Bryan, has authorized and designated C. Malcolm Holland, III to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transaction in securities of Veritex Holdings, Inc. The authority of C. Malcolm Holland, III under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to his ownership of or transactions in securities  of Veritex Holdings, Inc., unless earlier revoked in writing. The undersigned acknowledges that C. Malcolm Holland, III is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: November 3, 2017

/s/ Michael Bryan
Michael Bryan